Exhibit 3.1

CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF INCORPORATION

OF

CELLDEX THERAPEUTICS, INC.

(Pursuant to Section 242 of the Delaware General Corporation Law)

Celldex Therapeutics, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

FIRST: That at a meeting of the Board of Directors of the Corporation on April 15, 2018 resolutions were duly adopted setting forth a proposed amendment to the Third Restated Certificate of Incorporation, as amended, of the Corporation, declaring such amendment to be advisable and calling a meeting of stockholders of the Corporation for consideration thereof.  The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Amendment of the Corporation be amended to effect a reverse stock split of the Corporation’s common stock by adding the following paragraph to Article IV:

“Effective upon the effective time of this Certificate of Amendment of the Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Split Effective Time”), the shares of Common Stock issued and outstanding immediately prior to the Split Effective Time and the shares of Common Stock issued and held in the treasury of the Corporation immediately prior to the Split Effective Time are reclassified into a smaller number of shares such that each ten to fifteen shares of issued Common Stock immediately prior to the Split Effective Time is reclassified into one share of Common Stock, the exact ratio within the ten to fifteen range to be determined by the Board of Directors of the Corporation prior to the Split Effective Time and publicly announced by the Corporation. Notwithstanding the foregoing, no fractional shares of Common Stock shall be issued as a result of the reclassification. In lieu of any fractional share to which the holder would otherwise be entitled, the Corporation shall pay the holder cash equal to the product of such fraction multiplied by the Common Stock’s fair market value as determined in good faith by the Board of Directors as of the Split Effective Time. Each stock certificate that, immediately prior to the Split Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Split Effective Time shall, from and after the Split Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Split Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified, provided, however, that each person of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Split Effective Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common

Stock after the Split Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified.”

SECOND: The amendment of the Third Restated Certificate of Incorporation set forth herein has been duly adopted by resolution of the Corporation’s Board of Directors and was considered and duly authorized by the stockholders of the Corporation at the Annual Meeting of Stockholders duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the requisite number of shares as required by statute were voted in favor of the amendment.

THIRD:  That said amendment was duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment this 8th day of February, 2019.

CELLDEX THERAPEUTICS, INC.

By:	/s/ Sam Martin
Name:	Sam Martin
Title:	Senior Vice President, Chief Financial Officer